SO
3/6/03

03012918

NITED STATES
ID EXCHANGE COMMISSION
ıington, D.C. 20549

VF3-6-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WARNER BECK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17140 BERNARDO CENTER DRIVE, SUITE 300
(No. and Street)

SAN DIEGO (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD B. MUIR 858-675-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SQUIRE & COMPANY
(Name – *if individual, state last, first, middle name*)

1329 SOUTH 800 EAST (Address) OREM (City) UT (State) 84097 (Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003 WASH. D.C. 155

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

'laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ıst be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD B. MUIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WARNER BECK, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

APRIL D. JONES
Comm. # 1244991
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires Dec. 10, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARNER BECK INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

Squire & Company, PC
Certified Public Accountants and Business Consultants

1329 South 800 East • Orem, Utah 84097-7700 • (801)225-6900 • Fax (801)226-7739

Independent Auditor's Report

To the Board of Directors
Warner Beck Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Warner Beck Inc. (a wholly-owned subsidiary of Excel Interfinancial Corporation) as of December 31, 2002 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Beck Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squire & Company, PC

Orem, Utah
February 13, 2003

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 22,929
Accounts Receivable:	
Parent company	25,323
Total assets	$ 48,252

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ 11,554
Stockholder's Equity:	
Preferred stock, $1 par value, 100 shares authorized, 31 shares issued and outstanding	31
Common stock, $1 par value, 49,900 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	84,869
Retained deficit	(58,202)
Total stockholder's equity	36,698
Total liabilities and stockholder's equity	$ 48,252

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2002

Revenue:	
Commissions	$ 14,672
Interest	61
Total revenue	14,733
Expenses:	
Commissions	11,795
Accounting	1,800
Licenses	906
Insurance	607
Other	535
Total expenses	15,643
Net Loss	$ (910)

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Capital Stock		Additional Paid-in	Retained	
	Preferred	Common	Capital	Deficit	Total
Balance at January 1, 2002	$ 31	$ 10,000	$ 84,869	$ (57,292)	$ 37,608
Net Loss	-	-	-	(910)	(910)
Balance at December 31, 2002	$ 31	$ 10,000	$ 84,869	$ (58,202)	$ 36,698

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net Loss	$ (910)
Changes in operating assets and liabilities:	
Increase in liabilities	11,544
Net cash provided by operating activities	10,634
Net Increase in Cash	10,634
Cash at January 1, 2002	12,295
Cash at December 31, 2002	$ 22,929

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
NOTES TO FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Warner Beck Inc. is engaged in business as a broker-dealer with an emphasis in underwriting affiliated company public offerings and brokering securities. The Company does not hold customer funds or securities. Excel Interfinancial Corporation owns all of the Company's preferred and common stock.

A summary of significant accounting policies follows:

Income Taxes - The Company, through its parent company, has elected to be taxed as a small corporation under subchapter S of the Internal Revenue Code. All income and loss items of the Company are passed through to the stockholders of the parent company. Accordingly, the Company will have no provision for income taxes reported on its books.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $11,375 which was $6,375 in excess of its required net capital of $5,000. At December 31, 2002, the Company's net capital ratio was 1.0157 to 1.

Note 3. Related Party Transactions

The Company has an account receivable at December 31, 2002, from the parent company totaling $25,323.

Note 4. Supplemental Disclosure - Statement of Cash Flows

The Company paid no interest or income taxes and had no noncash investing or financing activities for the year ended December 31, 2002.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 **SCHEDULE I**

Net Capital:	
Total stockholder's equity	$ 36,698
Deductions and/or charges - nonallowable assets:	
Accounts receivable from parent company	(25,323)
Net capital before haircuts	11,375
Haircuts	-
Net capital	$ 11,375
Aggregate Indebtedness:	
Accounts payable	$ 11,554
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
6 2/3% of aggregate indebtedness, $5,000 minimum	$ 5,000
Excess net capital	$ 6,375
Ratio of aggregate indebtedness to net capital	1.0157 to 1
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 11,375
Net audit adjustments	-
Net capital per above	$ 11,375